Exhibit 2.1

ARRANGEMENT AND EXCHANGE AGREEMENT

This AGREEMENT made as of the December day of 4th, 2014.

BETWEEN:

RESPECT YOUR UNIVERSE, INC., a company governed by the laws of the State of Nevada

(“RYU”)

AND

RESPECT YOUR UNIVERSE (BC), INC., a company governed by the laws of the Province of British Columbia

(“RYU Canada”)

WHEREAS RYU intends to propose to its shareholders the Arrangement and Share Exchange.

AND WHEREAS RYU currently holds one common share in the capital of RYU Canada.

AND WHEREAS the parties hereto wish to record their agreements with regard to the Arrangement and Share Exchange;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.              INTERPRETATION

1.1           Definitions

In this Agreement including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, words and terms defined in the Circular will have the same meaning when used herein and, in addition, the following terms will have the following meanings:

“Arrangement” means the arrangement under the provisions of Section 288 of the BCA among RYU and the Shareholders and RYU Canada and its shareholders on the terms and conditions set forth in the Plan of Arrangement/Exchange or any amendment or variation thereto made in accordance with section 5.1 of this Agreement.

“BCA” means the British Columbia Business Corporations Act, as amended from time to time.

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver.

“Circular” means the definitive form of the Proxy Statement on Schedule 14A, together with any amendments thereto, to be prepared and sent to Shareholders in connection with the Meeting.

“Common Shares” means the common shares without par value in the capital of RYU issued and outstanding immediately prior to the implementation of the Arrangement.

“Court” means the Supreme Court of British Columbia.

“Effective Date” means the date the Plan of Arrangement/Exchange becomes effective, as determined by the board of directors of RYU.

“Exchange” means the TSX Venture Exchange.

“Final Order” means the final order of the Court approving the Arrangement.

“Interim Order” means the order of the Court to be applied for as contemplated in section 3.3 hereof.

“Meeting” means the annual and special general meeting of the Shareholders to be held on January 5, 2015, or such other date as determined by the parties, and any adjournment thereof to consider, among other matters, the Arrangement and Share Exchange.

“NRS” means the Nevada Revised Statutes.

“Plan of Arrangement/Exchange” means the plan of arrangement and plan of share exchange which is annexed as Exhibit 1 hereto and any amendment or variation thereto made in accordance with section 5.1 hereof.

“Registrar” means the Registrar of Companies appointed under section 400 of the BCA.

“RYU Canada Common Shares” means the common shares without par value in the capital of RYU Canada.

“Shareholders” means the holders of Common Shares.

“Share Exchange” means a plan of share exchange pursuant to NRS 92A190 among RYU and the Shareholders and RYU Canada and its shareholders on the terms and conditions set forth in the Plan of Arrangement/Exchange or any amendment or variation thereto made in accordance with section 5.1 of this Agreement.

1.2           Interpretation not Affected by Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, and “hereunder” and similar expressions refer to this Agreement (including the exhibit hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3           Numbers, Et Cetera

Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include both genders; and words importing persons will include firms, corporations, trusts and partnerships.

1.4           Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5           Entire Agreement

This Agreement, together with the exhibit, schedules, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

2.             REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of RYU

RYU represents and warrants to and in favour of RYU Canada as follows:

(a)
RYU is a company duly organized and validly existing under the NRS and has the corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or where the character of its properties and assets makes such registration, licensing or qualification necessary.

(b)	RYU has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder.

(c)	The execution and delivery of this Agreement by RYU and the completion of the transactions contemplated herein:

(i)	do not and will not result in a breach of, or violate any term or provision of, the bylaws of RYU;

(ii)
subject to receiving any consent as may be necessary under any agreement by which RYU is bound, do not and will not, as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which RYU, or to which any material property of RYU is subject or result in the creation of any lien, charge or encumbrance upon any of the material assets of RYU under any such agreement or instrument, or give to any person any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii)
subject to receipt of necessary approvals of the Shareholders and the Court do not and will not as of the Effective Date violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to RYU, after due inquiry, the breach of which would have a material adverse effect on RYU.

(d)
To the best of the knowledge of RYU after due inquiry, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting RYU, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor, to the best of the knowledge of RYU, after due inquiry, are there any existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement, or the Plan of Arrangement/Exchange, or which may reasonably be expected individually or in the aggregate to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of RYU, either before or after the Effective Date.

(e)
The execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the Board of Directors and this Agreement has been duly executed and delivered by RYU and constitutes a valid and binding obligation of RYU enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(f)
The information set forth in the Circular relating to RYU and the interests of RYU, its business and properties and the effect of the Arrangement and Share Exchange thereon is true, correct and complete in all material respects and does not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances in which they are made.

2.2           Representations and Warranties of RYU Canada

RYU Canada represents and warrants to and in favour of RYU as follows:

(a)	RYU Canada is a company duly organized and validly existing under the BCA.

(b)	RYU Canada has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder.

(c)
The authorized capital of RYU Canada consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which one RYU Canada Common Shares are issued and outstanding as at the date hereof.

(d)
Except as contemplated by this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of RYU Canada or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of RYU Canada.

(e)	The execution and delivery of this Agreement by RYU Canada and the completion of the transactions contemplated herein:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles of RYU Canada; and

(ii)
do not and will not, as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to RYU Canada, after due inquiry, the breach of which would have a material adverse effect on RYU Canada.

(f)
The execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of RYU Canada and this Agreement has been executed and delivered by RYU Canada and constitutes a valid and binding obligation of RYU Canada enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(g)
RYU Canada is not engaged in any business nor is it a party to or bound by any contract, agreement, arrangement, instrument, license, permit or authority, other than this Agreement and any transaction or agreement necessary or incidental to the fulfilment of its obligations under Agreement, nor does it have any liabilities, contingent or otherwise, except as provided in or permitted by this Agreement.

3.             COVENANTS

3.1           Covenants of RYU

RYU hereby covenants and agrees with RYU Canada as follows:

(a)
Except as otherwise contemplated in this Agreement, until the Effective Date, RYU will not merge with, amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement and Share Exchange.

(b)
RYU will, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by RYU and mail the Circular to Shareholders in accordance with the terms of the Interim Order and applicable law.

(c)
RYU will perform the obligations required to be performed by it hereunder and will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions under the Arrangement and Share Exchange as described in the Circular and, without limiting the generality of the foregoing, RYU shall use its reasonable best efforts to seek:

(i)	the approval of the Shareholders required for the implementation of the Arrangement and Share Exchange,

(ii)	the approval for the listing of the RYU Canada Common Shares on the Exchange,

(iii)	seek and cooperate with RYU Canada in seeking the Final Order, and

(iv)
such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement and Share Exchange, including those referred to in section 4.1.

(d)
RYU will convene the Meeting as soon as practicable and will solicit proxies to be voted at the Meeting in favour of the Arrangement and Share Exchange and all other resolutions referred to in the Circular.

(e)	RYU will use its reasonable best efforts to cause each of the conditions precedent set out in sections 4.1 and 4.2 to be complied with on or before the Effective Date.

3.2           Covenants of RYU Canada

RYU Canada hereby covenants and agrees with RYU as follows:

(a)
Until the Effective Date, it will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person, and perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the Arrangement and Share Exchange or other transactions contemplated by this Agreement.

(b)
It will perform the obligations required to be performed by it, and will enter into all agreements required to be entered into by it, under this Agreement, the Plan of Arrangement and Share Exchange and will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and Share Exchange and related transactions as described in the Circular and, without limiting the generality of the foregoing, it will:

(i)	seeking the Final Order as provided for in section 3.3; and

(ii)
seek and cooperate with RYU in seeking such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement and Share Exchange, including those referred to in section 4.1.

3.3           Interim Order and Final Order

Each party covenants and agrees that it will, as soon as reasonably practicable, apply to the Court for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement and Share Exchange and that, if the approval of the Arrangement and Share Exchange by Shareholders as set forth in the Interim Order is obtained by RYU Canada as soon as practicable thereafter each party will take the necessary steps to submit the Arrangement and Share Exchange to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article 4 hereof, RYU will file with the Registrar a certified copy of the Final Order to give effect to the Arrangement and Share Exchange.

3.4           Non-Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of RYU and RYU Canada contained herein will expire and be terminated and extinguished at and from the Effective Date, other than the covenants in sections 3.1(c) and 3.2(b) and no party will have any liability or further obligation to any party hereunder in respect of the respective representations, warranties and covenants thereafter, other than the covenants in sections 3.1(c) and 3.2(b).

4.             CONDITIONS

4.1           Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement will be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived by any party hereto in whole or in part:

(a)	The Arrangement and Share Exchange, with or without amendment, will have been approved at the Meeting in accordance with the Interim Order.

(b)	The Interim Order and the Final Order will have been obtained in form and substance satisfactory to RYU and RYU Canada, acting reasonably.

(c)
The Exchange will have approved, as of the Effective Date, the listing and posting for trading of the RYU Canada Common Shares issuable on the Arrangement and Share Exchange, subject to compliance with the listing requirements thereof.

(d)
No action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and Share Exchange and no cease trading or similar order with respect to any securities of RYU or RYU Canada will have been issued and remain outstanding.

(e)
All material regulatory requirements will have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement or contemplated by the Circular will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances.

(f)
None of the consents, orders, regulations or approvals contemplated herein will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by RYU or RYU Canada acting reasonably.

(g)	This Agreement will not have been terminated under Article 5.

4.2           Conditions to Obligations of Each Party

The obligation of each of RYU and RYU Canada to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time, and each such party will have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

4.3           Merger of Conditions

The conditions set out in sections 4.1 and 4.2 will be conclusively deemed to have been satisfied, waived or released upon the delivery to the Registrar of a certified copy of the Final Order to give effect to the Arrangement and Share Exchange.

5.             AMENDMENT AND TERMINATION

5.1           Amendment

This Agreement and the Plan of Arrangement/Exchange may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the Shareholders by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Shareholders for any reason whatsoever.

5.2           Termination

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the Board of Directors without further notice to, or action on the part of, the shareholders.

Without limiting the generality of the foregoing, RYU may terminate this Agreement:

(a)
In the event that any right of dissent is exercised pursuant to section 5.1 of the Plan of Arrangement/Exchange in respect of the Common Shares, immediately prior to the Effective Date, shareholders who have exercised their right of dissent and hold 10% or more of the outstanding Common Shares have not abandoned their right of dissent.

(b)
If prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of RYU and its subsidiaries, taken as a whole, or in RYU Canada, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the Board of Directors determines in its sole judgment that it would be inadvisable in such circumstances for RYU to proceed with the Arrangement and Share Exchange.

5.3           Effect of Termination

Upon the termination of this Agreement pursuant to section 5.2 hereof, no party will have any liability or further obligation to any other party hereunder.

6.             GENERAL

6.1           Notices

All notices which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as will be specified by the parties by like notice:

(a)	If to RYU:

1672 West 2nd Ave
Vancouver, BC V6J1H4

Attention: President

(b)	If to RYU Canada:

1672 West 2nd Ave
Vancouver, BC V6J1H4

Attention: President

The date of receipt of any such notice will be deemed to be the date of delivery or facsimile transmission thereof.

6.2           Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement and Share Exchange without the prior written consent of the other party hereto.

6.3           Binding Effect

This Agreement and the Arrangement and Share Exchange will be binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of the Arrangement and Share Exchange, will enure to the benefit of the Shareholders.

6.4           Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in section 5.1 hereof, applied mutatis mutandis.

6.5           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and will be treated in all respects as a British Columbia contract.

6.6           Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

RESPECT YOUR UNIVERSE, INC.

By:	/s/ Marcello Leone

RESPECT YOUR UNIVERSE (BC), INC.

By:	/s/ Marcello Leone

Exhibit 1
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

PLAN OF SHARE EXCHANGE UNDER
NEVADA REVISED STATUTES 92A0190

1.	INTERPRETATION

1.1	Definitions

In this Arrangement, unless there is something in the subject matter or context inconsistent therewith:

1.1.1	“Arrangement” means the arrangement proposed under the provisions of section 288 of the BCA on the terms set out in this Plan of Arrangement.

1.1.2
“Arrangement and Exchange Agreement” means the agreement, dated as of December 4, 2014 between RYU and RYU Canada to which this Plan of Arrangement/Exchange is attached as Exhibit 1, as the same may be amended from time to time.

1.1.3	“BCA” means the British Columbia Business Corporations Act, as amended from time to time.

1.1.4	“Common Share” means the common shares without par value in the capital of RYU.

1.1.5	“Court” means the Supreme Court of British Columbia.

1.1.6	“Director” means the Director appointed under section 260 of the BCA.

1.1.7	“Effective Date” means the date the Plan of Arrangement/Exchange becomes effective, as determined by the board of directors of RYU

1.1.8	“Exchange” means the TSX Venture Exchange.

1.1.9	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCA.

1.1.10
“holder”, when not qualified by the adjective “registered”, means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of Shareholders of RYU or RYU Canada, as the case may be.

1.1.11
“Interim Order” means the interim order to be obtained from the Court, providing for a special meeting of the Common Shareholders to consider and approve the Arrangement and for certain other procedural matters as well as for the issue of a notice of application for the Final Order.

1.1.12	“ITA” means the Income Tax Act (Canada), as amended, and the regulations thereunder.

1.1.13	“NRS” means the Nevada Revised Statutes.

1.1.14	“Plan of Arrangement/Exchange” means this plan of arrangement and plan of share exchange, as it may be amended from time to time in accordance with section 5.1 of the Arrangement Agreement.

1.1.15	“Shareholders” means those persons who, as at the close of business on the Effective Date, are registered holders of Common Shares.

1.1.16	“RYU” means Respect Your Universe, Inc., a corporation incorporated under the NRS.

1.1.17	“RYU Canada” means Respect Your Universe (BC), Inc., a private company incorporated under the BCA.

1.1.18	“RYU Canada Common Share” means the common shares without par value which RYU Canada is authorized to issue.

1.1.19	“Transfer Agent” means Computershare Investor Services Inc.

1.2	Headings

The division of this Plan of Arrangement/Exchange into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement/Exchange. The terms “this Plan of Arrangement/Exchange”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or other part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Plan of Arrangement/Exchange.

1.3	Extended Meanings

In this Plan of Arrangement/Exchange, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, firms, trusts, unincorporated organizations and corporations.

1.4	Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

2.	ARRANGEMENT AND EXCHANGE AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement/Exchange is made pursuant to the provision of the Arrangement and Exchange Agreement.

3.	SUMMARY OF THE ARRANGEMENT AND EXCHANGE

3.1	Summary

3.1.1	This Arrangement and Share Exchange is being effected as an arrangement pursuant to Section 288 of the BCA and plan of share exchange pursuant NRS 92A.190.

3.1.2	All holders of Common Shares, except for dissenting holders of Common Shares, will exchange each Common Share for one RYU Canada Common Share.

3.1.3	Shareholders may dissent in relation to the resolution to approve the Arrangement and Share Exchange pursuant to the provisions of the Interim Order and sections 300 to 500 of the NRS.

3.1.4	The exchange of Common Shares for RYU Canada Common Shares will occur on the Effective Date as set out herein.

4.	THE ARRANGEMENT/EXCHANGE

4.1	The Arrangement/Exchange

On the Effective Date, the following will occur and be deemed to occur in the following order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of RYU or of RYU Canada, but subject to the provisions of Article 5:

4.1.1
Each issued and outstanding Common Share, except those referred to in section 5.1, will be exchanged for one RYU Canada Common Share. In connection with such exchange, each Shareholder will cease to be the holder of the Common Shares so exchanged and will become the holder of RYU Canada Common Shares issued to such Shareholder. The name of such Shareholder will be removed from the register of holders of Common Shares with respect to the Common Shares so exchanged and will be added to the registers of the holders of RYU Canada Common as the holder of the number of RYU Canada Common Shares, respectively, so issued to such Shareholder.

4.1.2	The Common Shares exchanged for RYU Canada Common Shares pursuant to section 4.1.1 will be cancelled.

4.1.3	The RYU Canada Common Share issued to RYU will be cancelled.

5.	RIGHT TO DISSENT

5.1	Right to Dissent

A Shareholder may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement and Share Exchange in the manner set out in the NRS. Without limiting the generality of the foregoing, Shareholders who duly exercise such Dissent Rights will be deemed to have transferred such Common Shares, as of the Effective Date, without any further act or formality, to the Company in consideration of their entitlement to be paid the fair value of the Common Shares under the Dissent Rights.

6.	CERTIFICATES

6.1	Entitlement to Share Certificates

As soon as practicable after the Effective Date, RYU Canada will cause the Transfer Agent to deliver instructions on how RYU shareholders may obtain share certificates representing the RYU Canada Common Shares to the holders of the Common Shares following the Arrangement and Share Exchange.

6.2	Use of Postal Services

Any certificate which any person is entitled to receive in accordance with this Plan of Arrangement/Exchange will (unless the Transfer Agent has received instructions to the contrary from or on behalf of such person prior to the Effective Date) be forwarded by first class mail, postage prepaid, or in the case of postal disruption in Canada, by such other means as the Transfer Agent may deem prudent.